Filed by IGEN International, Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by IGEN and IGEN Integrated Healthcare, LLC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by IGEN and IGEN Integrated Healthcare, LLC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from IGEN by directing a request to IGEN International, Inc., 16020 Industrial Drive, Gaithersburg, MD 20877, (301) 869-9800, Attention:
Secretary.

IGEN, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the business combination transaction referenced in the foregoing information. Information about the directors and executive officers of IGEN and their ownership of IGEN stock is set forth in IGEN's Proxy Statement with respect to its Annual Meeting for the year ended March 31, 2003. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.


Subject Company: IGEN International, Inc.
Commission File No.: 000-23252




                            IGEN International, Inc.
            First Quarter Financial Results and IGEN-Roche Agreement
                             Conference Call Script

                                  July 30, 2003
                                   4:30 PM EDT

OPERATOR:                  Introduction.

Migausky:                  Welcome to IGEN's conference call.

                           Before we start, I'd like to remind you that we will be making forward-looking statements during this call. Comments that relate to the Roche litigation and transaction, trends and changes in financial or operational performance, technology or product plans, revenue growth and prospective new licensing or business agreements, are forward-looking statements. We have based these forward-looking statements on management's current expectations, estimates and projections and they are subject to a number of risks, uncertainties and assumptions which could cause actual results to differ materially from those described in the forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements: our ability to develop and introduce new or enhanced products; our ability to enter into new collaborations; our ability to develop our manufacturing, selling, marketing and distribution capabilities; protection and validity of patent and other intellectual property rights and our ability to enforce those rights. Actual results might differ materially from these statements due to risks and uncertainties. Detailed descriptions of the risks and uncertainties that apply to IGEN appear in our Annual Report on Form 10-K and other SEC filings. IGEN disclaims any intent or obligation to update these forward-looking statements.

                           In addition, investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction with Roche when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents related to the transaction at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from IGEN by directing a request to IGEN International, Inc., 16020 Industrial Drive, Gaithersburg, MD 20877, Attention: Secretary.

                           IGEN, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the business combination transaction referenced in the conference call today. Information about the directors and executive officers of IGEN and their ownership of IGEN stock is set forth in IGEN's Proxy Statement with respect to its Annual Meeting. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

                           Now I'll turn the call over to Sam Wohlstadter, Chairman and CEO of IGEN.


Wohlstadter:               Thank you and thanks to all our shareholders
                           for joining us today. On the call today are Dr. Richard Massey, President and COO, George
                           Migausky, CFO, and Dan Abdun-Nabi, our General
                           Counsel. We will discuss the definitive agreements we signed with Roche last week and also briefly discuss
                           IGEN's first quarter financial results for the quarter ended June 30, 2003.

                           Let me begin by saying that we are extremely pleased to have resolved our long-running dispute with Roche on their right to the continued use of our ORIGEN technology. A key objective for us during the negotiation of these agreements was to deliver significant near-term value to shareholders.We believe we have achieved that goal. The structure of the Roche transaction also provides our shareholders with the opportunity to participate in a new publicly traded company.

                           First, through the acquisition of IGEN, shareholders get a substantial cash premium - a payment of $47.25 per share, which is higher than IGEN shares had ever traded prior to the announcement of the transaction. In fact this is a 37% premium to our closing stock price on July 21st, which was the last day prior to the published press reports of a potential transaction between IGEN and Roche.

                           Second, in addition to the cash payment, IGEN shareholders will have the potential to benefit from additional value creation in the future through 100% ownership of a new public company which will be spun off by IGEN. We are very excited about the new company's potential to generate additional significant value for shareholders and we are committed to make that happen. The new spin-off company will be well-positioned to compete in the global biodefense, clinical testing, life science, and industrial markets - including the opportunity to address the entire clinical diagnostics market. This includes hospitals, blood banks, and reference labs. The new non-exclusive arrangement with Roche also enables the new company to seek strategic partnerships with a wide range of companies in the global marketplace to address the $6 billion clinical immunodiagnostic testing market, as well as the $1.2 billion DNA probe market. It will own the ORIGEN technology and is expected to begin with approximately $155 million in working capital provided primarily by Roche as part of this transaction.

                           It has been a long and arduous road but we have achieved what we believe is an excellent outcome for IGEN and its shareholders - and one that is beneficial to Roche as well. I would like to thank everyone at IGEN for their dedication and hard work, and especially our customers for their commitment to the company throughout this process. I would also like to thank our loyal shareholders for their steadfast support.

                           Next, George Migausky will provide comments on IGEN's first quarter financial results and then discuss the details of the Roche transaction.

Migausky:                  Thank you, Sam.
                           This will be a review of IGEN's operating results for the first quarter of its fiscal year ending March 31, 2004. First, I will provide a summary of results released earlier today.


                                                        3 Mo. Ended 06/30
                                                      2003              2002
                                                      ----------------------

                           REVENUE                   17.1              12.0

                           INCOME (LOSS)
                           FROM OPS                  (0.8)             (2.2)

                           NET LOSS                  (7.2)             (7.4)

                           LOSS PER SHARE           $0.30             $0.33

                           SHARES USED               23.8              23.2


                           REVENUE BREAKDOWN:

                           Royalties                 11.6               8.1
                           Product Sales              5.4               3.6

                           Contract Fees              0.1               0.3
                           -----------------------------------------------

                       We have been delivering the double-digit revenue growth that has been our goal. This has been occurring each quarter now for the last 2 + years. Revenue for the quarter grew by 42% over last year, including a 51% growth in direct product sales of IGEN.

                       The revenue growth - together with reduced expenditures in certain areas - has provided an improvement in the bottom line. The operating loss and net loss for the quarter decreased from a year ago, with the net loss lower by approximately 2% for the quarter, despite an increase in Roche litigation related costs of $2.5 million.

                       Royalties - The royalties grew by 42% for the quarter to $11.6 million. This includes a one-time true-up of Roche royalties from prior quarters of approximately $700,000. Without the one-time true-up, the royalties still would have increased 34%. All of the Roche royalties come from Roche sales, as reported by Roche to us. Looking ahead, it is important to note that under the agreements signed last week, Roche will no longer pay royalties to IGEN. Rather, effective July 1, 2003, Roche will pay IGEN $5 million per month for the use of ORIGEN technology through closing of the transaction only. We will speak more about the Roche agreements in a moment.

                       Product sales - Product sales grew by 51% this quarter over last year. We saw continued growth this quarter in our biodefense/industrial sales. These sales, which were approximately $1.5 million for the quarter, were 3 1/2 times higher than last year. Biodefense/industrial sales are expected to be a big part of our sales mix going forward, particularly with the Department of Defense contract expansion announced in June. This contract provides for product sales at the election of the government of up to a total of $23 million over four years, with approximately $7 million of product sales through June 2004.

                       Sales of the M-Series instruments and consumable reagents continue to drive the Life Science product sales, which remains the largest single product sales category for the Company. Our growth was a 30% increase in Q1.

                      Physician Office Lab sales were about $600,000 of the total product sales mix for the quarter - a decline of $100,000 from last year's Q1. These Physician Office Lab customers are being served by IGEN under the terms of a court order related to Roche selling outside their licensed field and these customers will be transferred back to Roche when the acquisition closes.

                      For all of the product sales, the consumable reagent and services portion of our business was approximately 65% of the sales mix this quarter with instrumentation making up the remainder.

                      With the product sales traction, recent product launches (such as the M-1), and the biodefense opportunity, our goal remains and we continue to believe that IGEN's growth will well exceed the industry average.

                      Litigation Costs -
                      Costs associated with the Roche litigation - including appellate work, patent infringement suits prepared and filed by IGEN, settlement negotiations and the merger transaction itself - increased this quarter to $3.6 million. As Dan Abdun-Nabi will relay in a moment, these litigations are now all finished and the costs should be dramatically reduced. There will of course, be costs (legal, accounting and investment banking) associated with the consummation of the merger and the registration and listing of the new company.

                      Now I will review the terms of the agreements with Roche. These comprehensive agreements have been approved by the Boards of Directors of both IGEN and Roche.

                      Under the terms of the agreements, Roche will acquire IGEN, thereby securing non-exclusive rights to ORIGEN technology in the human in-vitro diagnostics field. For each IGEN share, IGEN shareholders will receive $47.25 in cash and one share of a newly formed public company to be spun off by IGEN. The new company will be 100% owned by IGEN shareholders.


                      It's obviously impossible for us to predict the value of the new company and how it will trade in the public market. In approximately 6 weeks, IGEN will be filing a proxy statement / prospectus with the SEC, which will provide much more information on the new company. Until we file this document, we are in a period where we are restricted about what we can say about the new company. Therefore, today we will cover only certain aspects of the new company.

                      The new company will hold IGEN's patents, and assume IGEN's biodefense, life science and industrial businesses, as well as IGEN's opportunities in the clinical diagnostics field. As Sam mentioned earlier, since Roche's rights to ORIGEN technology will be non-exclusive, the new company will have the opportunity to address the entire $6 billion clinical immunodiagnostics testing market - including hospitals, blood banks, and reference labs, either directly or through new strategic partnerships. It will also be able to address the $1.2 billion DNA probe market.

                      In addition, the new company will hold IGEN's interests in the Meso Scale Diagnostics ("MSD") joint venture. Rich Massey will speak about the MSD joint venture in a moment including the new company's obligation to make a final $37.5 million contribution to MSD.

                      Importantly, the new company will receive rights to certain improvements relating to Roche's Elecsys product line and licenses to PCR - a valuable DNA testing technology. The royalty-bearing licenses with Roche for PCR enables us to use the license in most diagnostics fields. We are pleased to have secured these improvements and PCR licenses and expect that the future businesses established by the new company will be enhanced as a result.

                      As stated earlier, we expect that the new company will start with approximately $155 million in net working capital. Let me briefly summarize the mechanics as to how we get there.

                      First, we have the existing cash in IGEN and the ongoing revenues of the business between signing and closing. Roche has already paid $18.6 million in damages upheld by the Fourth Circuit Court of Appeals, royalties due for the period through June 30, 2003 and will continue to pay $5 million per month for use of the ORIGEN technology until closing. Separately, prior to closing, Roche will provide an additional $214 million to IGEN.

                      A portion of these funds will be utilized to support IGEN's ongoing business through the closing, as IGEN will pay its operating costs and other obligations between signing and closing. It will also pay the transaction costs associated with the deal, and repay its Senior Secured Notes. Then, IGEN will contribute all of its remaining cash, together with certain of its other assets and liabilities to the new company. The new company will sell MSD-related preferred stock to Sam Wohlstadter to fund the portion of the final MSD contribution in excess of $30 million. The new company will also pay $50 million to Roche for the PCR licenses. Therefore, when all is complete, the new company is expected to have approximately $155 million in cash and no debt obligations, except for routine trade payables.
                      Among the uses of this working capital is the final $37.5 million investment in MSD. The new company's obligation to make this final contribution to MSD is separate from IGEN's existing obligation to provide funding to MSD through November 30, 2003.

                      We expect to list the new company's shares on Nasdaq after the completion of the spin-off. It will be managed by IGEN's current management team and headquartered in Gaithersburg, Maryland. As I mentioned, a more complete description of the new company and its business will be available in the proxy statement / prospectus. Until then, we cannot provide more information about the new company beyond what we have said today.

                      I will now turn the call over to Rich Massey, who will describe how the Roche transaction affects the MSD joint venture arrangements.

Massey:               Thank you, George.

                      By way of background, Meso Scale Diagnostics is a joint venture initially formed in 1995 by IGEN and Meso Scale Technologies ("MST") to develop and commercialize products that combine IGEN's ORIGEN technology and MST's multi-array technology. In the last year, MSD launched its first two instrument systems.

                      In conjunction with the Roche transaction, IGEN's interests in, and rights and obligations under, the MSD joint venture will be transferred to the new company that will be spun off to the IGEN shareholders. This includes both IGEN's 31% equity interest and its Class C Preferred Return interest in MSD, which generally provides for a preferred return payable out of a portion of MSD's future profits and certain third-party financings.

                      The transfer of these interests from IGEN to the new company required MSD's consent. As part of obtaining that consent, IGEN and MSD amended certain of the MSD agreements. An independent committee of IGEN's Board of Directors with the advice of independent counsel negotiated and approved those amendments, which include providing additional funding to MSD following the completion of the Roche transaction.

                      The additional funding contemplated by these amendments requires the new company to make a final $37.5 million contribution to MSD. Samuel Wohlstadter, IGEN's Chairman and CEO has agreed to provide the portion of this contribution that is greater than $30 million through the purchase of a new series of preferred stock in the new company. The economic characteristics of this series of preferred stock will mirror the new company's economic interest in its Class C preferred return interest in MSD. Neither IGEN nor the new company will have any additional funding obligations related to MSD after completion or termination of the Roche transaction.

                      As part of the Roche transaction, the MSD joint venture agreement will expire on November 30, 2003 or, if later, the completion or termination of the Roche transaction.

                      Upon the expiration of the MSD joint venture agreement, MSD and MST have the right to buy out all of IGEN's (or the new company's) interests in MSD at fair market value determined under the joint venture agreement less a specified discount. If MSD or MST exercise this purchase right, the purchase price will be paid out over time from a portion of MSD's future revenues and third party financings. In addition, many of IGEN's (or the new company's) licenses and other arrangements with MSD and MST will continue in accordance with the existing terms with the new company standing in IGEN's place.

                      Additional information about the MSD joint venture can be found in IGEN's filings with the SEC and copies of the licenses and other arrangements with MSD and MST may also be obtained from the SEC.

                      I will now turn the call over to Dan Abdun-Nabi, who will cover the closing conditions and other aspects of the agreements.


Abdun-Nabi:           Thank you, Rich.

                      First, let me briefly discuss how IGEN and Roche have agreed to handle the various lawsuits that are now pending. As part of the comprehensive set of agreements signed last week, IGEN agreed that it would suspend its patent infringement action against Roche in both Maryland and Germany pending consummation of the proposed transaction. IGEN will retain the right to resume both of those suits should the Roche transaction not close. In addition, Roche has agreed to withdraw its petition for rehearing that it filed with the Fourth Circuit Court of Appeals and both companies have agreed to not file any further appeals of the opinion issued by the Fourth Circuit on July 9. Consequently, the opinion of the Fourth Circuit will become final and this litigation will be closed.

                      Let me now briefly discuss our expectations regarding the closing of the Roche transaction. As mentioned in our earlier press release, we expect that the transaction will close by calendar year-end. The conditions to closing the Roche transaction are, in our view, quite limited, straight forward and favorable to IGEN.

                      As part of this process, and as is customary for transactions like this, we are required to, among other things, secure Hart Scott anti-trust clearance, secure stockholder approval of the merger, and file with the SEC a proxy statement / prospectus that will include the details of a special shareholders meeting to be held to vote on the transaction. That document will provide shareholders additional information about both the transaction and the new company to be spun off.

                      We do not anticipate any difficulties with any of the regulatory processes or other closing conditions to the Roche transaction and we are highly confident that the transaction will indeed close. Importantly, Roche has also publicly made it quite clear that that they wish to secure rights to the ORIGEN technology through this transaction.

                      Just a quick and final comment on taxes. As we noted earlier, the acquisition of IGEN by Roche and the spin-off of the new company will be a fully taxable transaction for IGEN shareholders. Because tax matters are complicated and depend on an investor's particular situation, we urge investors to consult with their own tax advisors about the consequences of the transaction.

                      I will now turn the call back over to Sam.


Wohlstadter:          Thank you George, Rich and Dan.  In closing, I would like
                      to express my sincere appreciation to the IGEN Board of Directors for their persistence in pursuing a course of action pending a transaction that we believe maximizes value to all of our shareholders.

                      Finally, and perhaps most importantly, I would like to thank all of the tough monkeys - whether diligently working at the Company or investors who have supported the Company- all have helped to make IGEN a success and set the stage for a bright future.

                      I look forward to being able to discuss the new company with all investors after the proxy statement / prospectus is filed.

Migausky:             Now we will take some questions.  I would ask that
                      everyone limit yourself to one question.  If you have more than one question, please get back in the queue.
                      Operator, please review the instructions for asking
                      questions.
..
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